02016061

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P.E. 2/11/02

SEC MAIL RECEIVED PROCESSING FEB 19 2002 WASH. D.C. 365 SECTION

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of FEBRUARY, 20 02

TELEPHONES OF MEXICO
(Translation of registrant's name into English)

PARQUE VIA 190, COL. CUAUHTEMOC, 06599 MEXICO, D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

TELEFONOS DE MEXICO, S.A. DE C.V.
(Registrant)

By: __________
(Signature)*

Date FEBRUARY 18, 2002

* Print the name and title of the signing officer under his signature.

TELEFONOS DE MEXICO, S. A. DE C. V.

February 15, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 15, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $17'155,961.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

February 14, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 14, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $17'338,450.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

February 13, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 13, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $17'181,150.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

February 12, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 12, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'500,000 class "L" shares of Telmex at an aggregate price of $25'381,135.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

February 11, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 11, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 3'000,000 class "L" shares of Telmex at an aggregate price of $49'837,777.00 This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** Quarter: **4** Year: 2001

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**156,911,046**	**100**	**163,789,048**	**100**
2	**CURRENT ASSETS**	**31,027,382**	**20**	**37,760,592**	**23**
3	CASH AND SHORT-TERM INVESTMENTS	8,814,028	6	13,741,340	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	16,970,923	11	15,633,190	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	3,815,329	2	6,877,879	4
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	1,427,102	1	1,508,183	1
8	**LONG-TERM**	**1,071,166**	**1**	**2,109,889**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	929,962	1	1,034,794	1
11	OTHER INVESTMENTS	141,204	0	1,075,095	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**114,454,386**	**73**	**111,205,486**	**68**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	222,584,559	142	218,407,982	133
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	120,146,075	77	117,637,865	72
17	CONSTRUCTION IN PROGRESS	12,015,902	8	10,435,369	6
18	**DEFERRED ASSETS (NET)**	**887,450**	**1**	**1,553,214**	**1**
19	**OTHER ASSETS**	**9,470,662**	**6**	**11,159,867**	**7**
20	**TOTAL LIABILITIES**	**106,148,930**	**100**	**112,162,899**	**100**
21	**CURRENT LIABILITIES**	**47,562,805**	**45**	**72,430,242**	**65**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	8,812,188	8	12,980,770	12
24	STOCK MARKET LOANS	8,675,123	8	33,078,431	29
25	TAXES TO BE PAID	12,768,324	12	12,614,903	11
26	OTHER CURRENT LIABILITIES	17,307,170	16	13,756,138	12
27	**LONG-TERM LIABILITIES**	**52,254,382**	**49**	**31,628,886**	**28**
28	BANK LOANS	25,148,632	24	21,606,799	19
29	STOCK MARKET LOANS	27,105,750	26	10,022,087	9
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,008,014**	**1**	**1,324,160**	**1**
32	**OTHER LIABILITIES**	**5,323,729**	**5**	**6,779,611**	**6**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**50,762,116**	**100**	**51,626,149**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**50,762,116**	**100**	**51,626,149**	**100**
36	**CONTRIBUTED CAPITAL**	**37,152,399**	**73**	**38,422,339**	**74**
37	PAID-IN CAPITAL STOCK (NOMINAL)	329,121	1	365,661	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	26,440,583	52	27,673,990	54
39	PREMIUM ON SALES OF SHARES	10,382,695	20	10,382,688	20
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**13,609,717**	**27**	**13,203,810**	**26**
42	RETAINED EARNINGS AND CAPITAL RESERVE	58,848,760	116	42,102,125	82
43	REPURCHASE FUND OF SHARES	0	0	5,094,048	10
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(68,733,160)	(135)	(61,628,132)	(119)
45	NET INCOME FOR THE YEAR	23,494,117	46	27,635,769	54

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **4** YEAR: **2001**

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**8,814,028**	**100**	**13,741,340**	**100**
46	CASH	1,028,663	12	3,073,601	22
47	SHORT-TERM INVESTMENTS	7,785,365	88	10,667,739	78
18	**DEFERRED ASSETS (NET)**	**887,450**	**100**	**1,553,214**	**100**
48	AMORTIZED OR REDEEMED	608,643	69	645,890	42
49	GOODWILL	278,807	31	907,324	58
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**47,562,805**	**100**	**72,430,242**	**100**
52	FOREING CURRENCY LIABILITIES	4,866,240	10	7,106,912	10
53	MEXICAN PESOS LIABILITIES	42,696,565	90	65,323,330	90
24	**STOCK MARKET LOANS**	**8,675,123**	**100**	**33,078,431**	**100**
54	COMMERCIAL PAPER	8,675,123	100	26,814,431	81
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	6,264,000	19
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**17,307,170**	**100**	**13,756,138**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	17,307,170	100	13,756,138	100
27	**LONG-TERM LIABILITIES**	**52,254,382**	**100**	**31,628,886**	**100**
59	FOREING CURRENCY LIABILITIES	47,496,696	91	30,750,976	97
60	MEXICAN PESOS LIABILITIES	4,757,686	9	877,910	3
29	**STOCK MARKET LOANS**	**27,105,750**	**100**	**10,022,087**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	27,105,750	100	10,022,087	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,008,014**	**100**	**1,324,160**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	1,008,014	100	1,324,160	100
32	**OTHER LIABILITIES**	**5,323,729**	**100**	**6,779,611**	**100**
68	RESERVES	5,323,729	100	6,779,611	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(68,733,160)**	**100**	**(61,628,132)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	(11,871,916)	(17)	(11,853,335)	(19)
71	INCOME FROM NON-MONETARY POSITION	(56,861,244)	(83)	(49,774,797)	(81)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **4** YEAR: **2001**
TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(16,535,423)	(34,669,650)
73	PENSIONS FUND AND SENIORITY	5,323,729	6,779,611
74	EXECUTIVES (*)	148	157
75	EMPLOYERS (*)	12,750	12,433
76	WORKERS (*)	54,652	53,164
77	CIRCULATION SHARES (*)	13,164,847,668	14,010,000,000
78	REPURCHASED SHARES (*)	845,152,332	935,159,776

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**110,966,940**	**100**	**106,557,007**	**100**
2	COST OF SALES	51,237,520	46	47,878,117	45
3	**GROSS INCOME**	**59,729,420**	**54**	**58,678,890**	**55**
4	OPERATING	17,137,824	15	17,228,123	16
5	**OPERATING INCOME**	**42,591,596**	**38**	**41,450,767**	**39**
6	TOTAL FINANCING	2,403,112	2	3,392,840	3
7	**INCOME AFTER FINANCING COST**	**40,188,484**	**36**	**38,057,927**	**36**
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**40,188,484**	**36**	**38,057,927**	**36**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	16,264,285	15	11,632,979	11
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**23,924,199**	**22**	**26,424,948**	**25**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(430,082)	0	(327,454)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**23,494,117**	**21**	**26,097,494**	**24**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	(1,538,275)	(1)
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**23,494,117**	**21**	**27,635,769**	**26**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**23,494,117**	**21**	**27,635,769**	**26**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**23,494,117**	**21**	**27,635,769**	**26**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **4** **2001**
TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**110,966,940**	**100**	**106,557,007**	**100**
21	DOMESTIC	108,567,713	98	101,209,190	95
22	FOREIGN	2,399,227	2	5,347,817	5
23	TRANSLATED INTO DOLLARS (***)	253,381	0	515,718	0
6	**TOTAL FINANCING COST**	**2,403,112**	**100**	**3,392,840**	**100**
24	INTEREST PAID	7,310,835	304	10,428,753	307
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	1,592,819	66	3,369,739	99
27	EXCHANGE PROFITS	1,158,524	48	84,924	3
28	GAIN DUE TO MONETARY POSITION	(2,156,380)	(90)	(3,581,250)	(106)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**16,264,285**	**100**	**11,632,979**	**100**
32	INCOME TAX	10,577,150	65	6,321,235	54
33	DEFERED INCOME TAX	2,702,020	17	1,859,919	16
34	WORKERS' PROFIT SHARING	2,985,115	18	3,451,825	30
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	110,966,939	106,938,298
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	110,966,940	106,557,007
39	OPERATION INCOME (**)	42,591,596	41,450,767
40	NET INCOME OF MAYORITY INTEREST(**)	23,494,117	27,635,769
41	NET CONSOLIDATED INCOME (**)	23,494,117	27,635,769

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **4** YEAR: **2001**
TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**23,494,117**	**27,635,769**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	21,272,472	18,328,082
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**44,766,589**	**45,963,851**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	1,479,216	(2,281,921)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**46,245,805**	**43,681,930**
6	CASH FLOW FROM EXTERNAL FINANCING	(7,946,394)	22,086,046
7	CASH FLOW FROM INTERNAL FINANCING	(20,416,354)	(31,682,238)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(28,362,748)**	**(9,596,192)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(22,810,369)**	**(27,269,886)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(4,927,312)	6,815,852
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	13,741,340	6,925,488
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,814,028	13,741,340

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **4** **2001**
TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**21,272,472**	**18,328,082**
13	DEPRECIATION AND AMORTIZATION FOR THE	17,258,752	17,673,235
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	4,013,720	654,847
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**1,479,216**	**(2,281,921)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(1,693,198)	(1,323,352)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	3,802,299	(2,999,158)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER	(629,885)	2,040,589
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(7,946,394)**	**22,086,046**
23	+ SHORT-TERM BANK AND STOCK MARKET	69,487,328	55,609,148
24	+ LONG-TERM BANK AND STOCK MARKET	796,643	988,825
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(71,542,350)	(24,608,265)
28	(-) STOCK MARKET AMORTIZATION	(1,369,955)	(1,682,841)
29	(-) OTHER FINANCING AMORTIZATION	(5,318,060)	(8,220,821)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(20,416,354)**	**(31,682,238)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(1,269,947)	(2,096,997)
31	(-) DIVIDENS PAID	(6,700,972)	(7,010,051)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	(12,445,435)	(22,575,190)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(22,810,369)**	**(27,269,886)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	(127,197)	(1,642,778)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(21,535,475)	(14,257,831)
36	(-) INCREASE IN CONSTRUCTIONS IN	(1,409,295)	(4,200,105)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	261,598	(7,169,172)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **4** **2001**
TELEFONOS DE MEXICO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	21.17 %	25.94 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	46.28 %	53.53 %
3	NET INCOME TO TOTAL ASSETS (**)	14.97 %	16.87 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	24.25 %	24.53 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	9.18 %	12.96 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.71 times	0.65 times
7	NET SALES TO FIXED ASSETS (**)	0.97 times	0.96 times
8	INVENTORIES ROTATION (**)	0.00 times	0.00 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48 days	46 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.48 %	13.42 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	67.65 %	68.48 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.09 times	2.17 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.33 %	33.75 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	45.66 %	28.44 %
15	OPERATING INCOME TO INTEREST PAID	5.83 times	3.97 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.05 times	0.95 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.65 times	0.52 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.65 times	0.52 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.29 times	0.34 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	18.53 %	18.97 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	40.34 %	43.14 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.33 %	(2.14) %
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	6.33 times	4.19 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	28.02 %	(230.15) %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	71.98 %	330.15 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	94.41 %	52.28

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.74		$ 1.80	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.74		$ 1.70	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.10	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.86		$ 3.68	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.51		$ 0.48	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	4.08	times	6.27	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.04	times	12.29	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Fourth Quarter 2001

- For the year, more than 1.3 million fixed lines were added, an annual increase of more than 10.0%, bringing the total to 13,371,579 fixed lines in service
- During 2001, more than 279 thousand Internet access accounts were added, an annual increase of 44.0%, with a total of 913,127 access accounts
- Line equivalents for data transmission increased 57.8% by adding more than 576 thousand lines for a total of 1,573,894 line equivalents at year-end 2001

Local

At the end of the fourth quarter, there were 13,371,579 fixed lines in service, an annual increase of 10.8%. During the quarter, 359,566 lines were added and during 2001, there was a gain of 1,302,586 lines, 9.4% more than 2000. In the same period, digital services increased 67.9% over the previous year reaching penetration of 41.2%.

In the fourth quarter, total call traffic amounted to 6,365 million calls, an increase of 1.1% compared with the same period of 2000. For the full year, total call traffic rose to 25,567 million calls, 3.3% higher than the previous year. Interconnection traffic with telecommunications operators was 4,927 million minutes in the fourth quarter, an increase of 23.0%. At year-end 2001, interconnection traffic rose to 18,847 million minutes, 35.9% higher than the previous year.

Long Distance

In the fourth quarter, domestic long distance minutes totaled 3,523 million, 10.0%, higher than the same period of 2000. For the full year, domestic long distance minutes increased 15.8%, totaling 14,251 million minutes.

Throughout 2001, international long distance traffic had a negative performance that was mainly due to the lower world wide economic activity.

In the fourth quarter, international long distance traffic totaled 1,138 million minutes, 13.2% lower than the same period of the previous year. For the full year, the decrease was 20.2% lower than in 2000, totaling 4,404 million minutes.

Data

At December 31, there were 913,127 Internet access accounts in service, an increase of 44.0% compared with a year earlier. During the quarter, 67,691 new accounts were added. In 2001, the gain was 279,125 access accounts, 20.7% above the previous year.

In the fourth quarter, 139,223 line equivalents for data transmission were added and in the year, the gain was of 576,619 lines 17.6% higher than in 2000, bringing the total to 1,573,894 line equivalents, 57.8% more than in 2000.

Revenues generated by the data business during the fourth quarter were 2,934 million pesos, 14.2% higher than the same period of 2000. In the end of the fourth quarter, the data business contributed 10.4% of Telmex´s total revenues and 10.3% for the full year.

TELMEX Financial Results

For the fourth quarter, total revenues increased 1.0% compared with the same period of 2000. For the full year, the increase was 4.1%. Growth in revenues was due to more lines in service, growth in line equivalents and Internet access accounts, as well as moderate growth in telephone traffic. These gains were offset by the reduction of long distance rates in real terms, reduction of interconnection and settlement rates, and the slowdown of economic activity .

In the fourth quarter, operating costs and expenses increased 8.9% compared with the same period of 2000, mainly due charges for the upgrade of telephone districts of 285 million pesos, higher costs related to telephone sets and PC´s of 190 million pesos and a contribution of 500 million pesos to Fundación TELMEX for, among other objectives, support the program to restore Mexico City's historic down town area.

As a result of the agreement that was reached with Alestra and Avantel in the fourth quarter of 2000, a credit of 1,357 million pesos was registered in uncollectables. Therefore, if the contribution to Fundación TELMEX of 500 million pesos is eliminated and the credit for uncollectables of 1,357 million pesos and the contribution to Fundación TELMEX of 300 million pesos are offset in the year 2000, operating costs and expenses would have decreased 1.1%.

For the full year, the increase in operating costs and expenses was 5.0%. Additionally, costs in 2001 were also pressured by the increase in salaries and benefits, higher interconnection costs generated by "calling party pays" and provisions for uncollectables.

In the fourth quarter, EBITDA and operating income were 14,566 and 11,392 million pesos, respectively. For the full year, EBITDA increased 1.2% and operating income increased 2.8%, both compared with 2000.

Comprehensive financing cost in the fourth quarter was affected mainly because of mark-to-market Williams Communications shares, equivalent to a charge of 881 million pesos. For the full year, comprehensive financing cost decreased 29.2%.

Net income for the fourth quarter rose to 6,067 million pesos. For the full year, net income was 23,495 million pesos.

Telmex´s earnings per share for the fourth quarter, based on the number of shares outstanding at period end, were 0.46 pesos, 24.6% lower than the same period of the previous year, and for the full year were 1.78 pesos, 4.3% lower than 2000.

Comments on Local Financial Results

The local service income statement, prepared in accordance with accounting separation principles, shows a reduction in revenues for this line of business of 6.4% for the fourth quarter of 2001. For the year, local revenues increased 0.9%. The factors that primarily influence these results are the rate of growth in the number of lines in service, measured service, higher interconnection traffic with cellular operators (calling party pays) and the recovery of special projects. Gains in these areas were partially offset by the reduction of the interconnection rate with telecommunications operators.

In the fourth quarter, costs increased 16.7% compared with the same period of the previous year. It is important to mention that the increase was mainly due to a cancellation that was made in the fourth quarter of uncollectables with several telecommunications operators for 1,357 million pesos. If the contribution to Fundación TELMEX in both years and the credit for uncollectables were excluded, operating costs and expenses would have increased 2.2%. For the full year, the increase was 7.0% that was mainly due to the impact of costs related to the interconnection service of "calling party pays", employee salaries and benefits as well as the increase in the provision for uncollectables.

EBITDA and operating income for the fourth quarter decreased 25.5% and 29.8%, respectively, compared with the same period of the previous year. For all of 2001, EBITDA decreased 8.9% and operating income decreased 8.8%, totaling 39,676 million pesos and 27,826 million pesos, respectively.

Long Distance Service: revenues for basic services of domestic and international long distance. It does not include rural, public and data transmission services.
The associated costs consider imputed costs for interconnection, billing, collecting, leased ports, colocation, advertising, leased lines, and recovery of special projects.

Comments on Long Distance Financial Results

The long distance income statement, prepared in accordance with accounting separation principles shows that long distance revenues for the fourth quarter increased 6.3% due to a credit of 229 million pesos for international settlement rates to several telecommunications operators. Revenues for the full year decreased 6.2% and the decreases were due to the reduction of rates in real terms, lower international traffic volume and the decrease of the settlement rate.

In the fourth quarter, total operating costs and expenses decreased 22.7% compared with the same period of 2000. For the full year, total operating costs and expenses decreased 20.8% compared with last year, mainly because of the reduction of interconnection costs to the local network .

EBITDA for the fourth quarter was 224.1% higher than the same period of 2000. Operating income increased 520.1% compared with the same period of 2000. For the full year, EBITDA and operating income for the long distance business rose 28.8% and 39.7%, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

S12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the 4°. quarter of 2001, by the methods of specific index and the NCPI, 5th document.

CONCEPT	INDEX	NCPI	VARIATION
Investment	$ 222,584,559	$ 271,845,328	$ (49,260,769)
Depreciation	(120,146,075)	(152,030,634)	31,884,559
Construction In process	12,015,902	12,349,213	(333,311)
Total	114,454,386	132,163,907	(17,709,521)
Results	16,752,861	20,669,615	(3,916,754)

S18 DEFERRED ASSETS

At December 31, 2001, deferred assets rose to $ 887,450 that is composed by $ 608,643, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services, that will be amortized in 20 years and the amount of $ 278,807 correspond to goodwill that Teléfonos de México Group recognizes for share acquisitions of Teckmarketing, Aranea and Multicom Nacional; this goodwill will be amortized in 5 years.

S19 OTHER ASSETS

Other assets rose to $ 9,470,662 and is composed by the following concepts:
INVENTORIES: rose to $ 1,899,225 at December 31, 2001 and $ 2,547,261 in December 2000, that are mainly for the construction and/or maintenance of the telephone plant; these are valuated by average cost method and are updated based on the specific index method.

INTANGIBLE ASSET: for $ 7,571,437 at December 31, 2001 and $ 8,612,606 at December, 2000, is derived by labor obligations in accordance with Bulletin D-3 of the Mexican Institute of Public Accountants. This item does not impact the results.

S23 AND S28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long term opening to suplier's does not exist.

S24 AND S29 STOCK MARKET LOANS

In June 1999, Teléfonos de México, S.A. de C.V. issued US $ 1 billion of convertible senior debentures due 2004. The debentures bear interest at a 4.25 % per annum and can be convertible to "L" shares ADS's at any time prior to maturity at conversion price of US $ 47.46095.

On January 26 and May 8, 2001, Teléfonos de México, S.A. de C.V., placed senior notes for $1 billion and $500 million dollars, respectively, with maturity in 2006, and an annual interest rate of 8.25%.

S37 PAID-IN CAPITAL STOCK (NOMINAL)

A) In the extraordinary shareholders meeting that was held on December 6, 1999, a stock restructure was approved in Telmex's series "AA", "A" and "L" shares. Therefore, starting on February 1, 2000, the 2 for 1 split was carried that consist of 2 new shares per each previous outstanding share held.

B) At September 30, 2001, the capital stock is represented by 13,165 million common stock (6,582 million before the split) with no nominal value, representative of fixed capital stock suscribed and paid.

S42 RETAINED EARNINGS AND STOCKHOLDERS' EQUITY RESERVE

At December 31, 2001, this item rose to $ 58,848,760 and is composed by the following concepts:
Legal reserve $ 14,373,952, retained earnings unappropriated $ 60,420,907, adjustment for labor obligations $ (7,282,078), accumulated effect for deferred income tax of $ (11,976,965), deferred income tax by the difference between methods of specific index and the NCPI for $ 6,982,862, and accumulated income D-4 for $ (3,669,918).

S42 RETAINED EARNINGS

On August 7, 2001 the shareholders meeting approved the amount 10,000,000 to repurchase its own shares. This amount is being taken from retained earnings. From August 8, 2001 to December 31, 2001 the company has repurchased shares for $ 2,673,195. (historic balance of $ 2,936,202).

S43 REPURCHASE FUND OF SHARES

On February 6, 2001, the shareholders meeting approved an increase to this reserve for the amount of $ 10,000,000 that was used for the stock repurchase program.

According to the stockmarket law that took effect on June 1, 2001, particulary in share repurchasing, in Article 14 bis, the reserve to repurchase shares is no longer valid since the purchase of shares have to be made with charge to stockholders' equity.

This item is no longer applicable.

S44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS' EQUITY

At december 31, 2001, this item rose to $ (68,733,160) and is composed in the following manner:
Result of the monetary position rose to $ (11,871,916), resulting from non monetary assets of $ (56,861,244).

S73 PENSION FUND AND YEARS OF SERVICE PREMIUM

In this item, the balance of the labor reserve is presented at December 31, 2001, that rose to $ 5,323,729.

COMPREHENSIVE INCOME

At December 31, 2001 Telmex Group is presenting $ 19,552,326 corresponding to Comprehensive Income, by the application of Bulletin B-4 comprehensive income has been in effect since January 1, 2001 and is comprised of the following:

Net Result of the 9 months	$ 23,494,117
Excess or shortfall in restatement of stockholders' equity	(3,072,629)
Minimum pension and seniority premium liability adjustment on stockholders' equity Bulletin D-3.	(3,964,409)
Deferred income tax, that is directly applied to stockholders' equity, Bulletin D-4.	3,095,247
Comprehensive Income	19,552,326

NOTES TO THE INCOME STATEMENT

R 6 COMPREHENSIVE FINANCING COST

Comprehensive financing cost registered a charge of $ 881,618 because of mark-to-market Williams Communications Group shares.

R12 SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES

At December 31, 2001, Teléfonos de México, recognizes in its results a loss of $ 430,082, in the results of associated companies.

R28 MONETARY POSITION RESULT

At December 31, 2001, Grupo Telmex had not carried out operations in UDIS, therefore this item is not affected by this concept.

R33 DEFERRED INCOME TAX

At December 31, 2001, Grupo Telmex is recognizing $ 2,702,020, for the application of the Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing", in effect since January 1, 2000.

STATEMENT OF CHANGES IN THE FINANCIAL POSITION

C39 OTHER ITEMS

The inventories in this item are presented, mainly for the construction and/or maintenance of the telephone plant.

GENERAL NOTE

CONSOLIDATION

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V., and its twenty five subsidiaries and two foreign subsidiaries, of which fully owns its capital stock. The impact of the results of the associated companies are also included.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **4** YEAR: **2001**
TELEFONOS DE MEXICO, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	\WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 Consertel, S.A. de C.V.	Holding company of the subsidiaries	28,444,797	100.00	18,348,509	28,751,195
2 Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Construction: real state management.	1,034,000,000	100.00	1,040,903	6,446,320
3 Alquiladora de Casas, S.A. de C.V.	Construction: real state management.	702,095,883	100.00	702,096	2,823,518
4 Construcciones y Canalizaciones, S.A. de C.V.	Construction of telephon plant	28,369,000	100.00	28,636	462,473
5 Limpieza Técnica Especializada, S.A. de C.V.	Sale of advertising space in directorie	50	100.00	49	52
6 Renta de Equipo, S.A. de C.V.	Equipment leasing	4,380,000	100.00	4,430	48,179
7 Multicomunicación Nacional, S.A. de C.V.	Trunking services	186,000,000	100.00	137,877	147,763
8 Teleconstructora, S.A. de C.V.	Construction of telephon plant	19,400,000	100.00	19,397	104,618
9 Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in directorie	1,081,750	100.00	1,240	60,937
10 Operadora Mercantil, S.A. de C.V.	Sale of advertising space in directorie	50,000	100.00	54	1,222
11 Impulsora Mexicana de Telecomunicaciones, S.A. de	Technical consulting	4,602,225	100.00	4,602	26,176
12 Fuerza y Clima, S.A de C.V.	Air-conditioning plant maintenance	4,925,000	100.00	4,944	65,831
13 Teléfonos del Noroeste, S.A. de C.V.	Local and long distance telephone servi	110,000,000	100.00	75,279	797,827
14 Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocomunication mobil serv	44,894,226	100.00	40	153
15 Tecmarketing, .S.A. de C.V.	Telemarketing services	6,850,000	100.00	138,972	169,323
16 Comertel Argos, S.A. de C.V.	Administrative consulting	6,000	100.00	13	2,458
17 Telmex International, Inc.	Subholding In U.S.A.	3	100.00	172,757	185,136
18 Instituto Tecnológico de Telefonos de Mexico, A.C	Provides training to telmex group	1,000	100.00	1	1
19 Buscatel, S.A. de C.V.	Paging services	110,004	100.00	140,804	231,125
20 Consorcio Red Uno, S.A. de C.V.	Provident software and hardware	55,450,977	100.00	305,971	446,031
21 Uninet, S.A. de C.V.	Data transmission services	5,647,430	100.00	564,743	912,976
22 Aerofrisco, S.A. de C.V.	Airtaxi services	3,113,528,600	100.00	310,871	488,092
23 Telnicx, S.A. de C.V.	Business research of profitable systems	4,865,360	100.00	6,853	8,349
24 Teninver, S.A. de C.V.	Management consulting	786,183,817	100.00	2,760,186	2,760,186
25 Grupo Técnico de Administración, S.A. de C.V.	Management consulting	61,952	100.00	62	62
26 Telmex Internet Investments, L.L.C.	Internet services	1,000	100.00	994,697	1,080,811
27 Telmex Internet, L.L.C.	Internet services	1,000	100.00	260,775	268,618
TOTAL INVESTMENT IN SUBSIDIARIES				**26,024,761**	**46,289,432**
ASSOCIATEDS					
1 T1MSN, Corp.	Internet services	2,794,100	50.00	260,775	112,123

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
2 Technology and Internet , LLC	Internet services	500	50.00	973,799	320,567
3 Tecnology Fund I, LLC	Telecommunications Services	500	50.00	20,898	15,028
4 Organización Recuperadora de Cartera, S.A. de C	Data center equity in U.S.A.	428,524,621	45.00	428,525	398,441
5 Centro Histórico de la Ciudad de México, S.A. de	Real state services	80,020,000	40.00	80,020	83,803
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,764,017**	**929,962**
OTHER PERMANENT INVESTMENTS					**141,204**
TOTAL					**47,360,598**

NOTES

A).- THE NUMBER OF SHARES OF THE COMPANIES CONSERTEL, S.A. DE C.V. ARE PRESENTED IN THOUSANDS, SINCE THIS COLUMN ONLY ALLOWS TEN DIGITS.

B).- TELMEX OWNS 100% OF SHARES CORRESPONDING TO THE SUBSIDIARY CONSERCOTEL,S.A. DE C.V. MINUS ONE SHARE.

C).- CONSERTEL, S.A. DE C.V. OWNS 100% OF THE COMPANIES FROM NUMBER 2 TO 25.

D).- CAPITAL CONTRIBUTION IN FOREIGN SUBSIDIARIES L.L.C., FROM NUMBER 26 TO 27 ARE PRESENTED AS MEMBERSHIP INTEREST.

E).- THE ACQUISITION COST OF SUBSIDIARIES REPRESENTS THE CAPITAL STOCK OF EACH ONE OF THEM, AND INCLUDES CAPITALIZATIONS OF UNAPROPIATED EARNINGS OF PRIOR YEARS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **4** YEAR: **2001**
TELEFONOS DE MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	4,177,750	718,894	3,458,856	16,389,722	8,182,176	11,666,402
MACHINERY	83,126,722	30,674,731	52,451,991	99,023,118	69,138,577	82,336,532
TRANSPORT EQUIPMENT	7,644,788	5,235,063	2,409,725	5,349,846	4,855,017	2,904,554
OFFICE EQUIPMENT	1,428,329	789,084	639,245	699,321	552,534	786,032
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**96,377,589**	**37,417,772**	**58,959,817**	**121,462,007**	**82,728,304**	**97,693,520**
NOT DEPRECIATION ASSETS						
GROUNDS	978,137	0	978,137	3,766,827	0	4,744,964
CONSTRUCTIONS IN PROCESS	11,942,232	0	11,942,232	73,670	0	12,015,902
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**12,920,369**	**0**	**12,920,369**	**3,840,497**	**0**	**16,760,866**
TOTAL	**109,297,958**	**37,417,772**	**71,880,186**	**125,302,504**	**82,728,304**	**114,454,386**

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENK EXPORTKRE (1)	14/12/2005	1.00	0	0	0	0	0	0	0	0	0	25,946	25,946	25,946	15,683	0
ABN AMRO BANK (1)	30/11/2006	1.90	0	0	0	0	0	0	0	0	0	554,022	554,023	554,023	554,022	528,441
ABN AMRO BANK (1)	15/03/2008	1.43	0	0	0	0	0	0	0	0	0	823,389	823,389	823,389	823,389	1,509,643
ARTESIA BANKING CORP (1)	31/12/2011	1.00	0	0	0	0	0	0	0	0	0	200,189	200,189	200,189	200,189	785,762
BANCO INTERNACIONAL, SA (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	901	901	926	467	467
BANK OF AMERICA NATIO (1)	15/05/2005	0.25	0	0	0	0	0	0	0	0	0	136,571	136,571	127,845	98,767	16,888
BANK OF AMERICA NATIO (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	39,801	39,773	40,883	20,634	20,634
BANK OF AMERICA NATIO (1)	15/12/2003	0.38	0	0	0	0	0	0	0	0	0	39,505	19,414	0	0	0
BARCLAYS BANK, BRUSS (1)	31/12/2004	1.25	0	0	0	0	0	0	0	0	0	180,159	180,159	73,652	0	0
BARCLAYS BANK, BRUSS (1)	31/12/2005	1.00	0	0	0	0	0	0	0	0	0	79,185	79,185	79,185	79,185	0
BARCLAYS BANK, LONDRES (1)	31/12/2004	0.50	0	0	0	0	0	0	0	0	0	964	0	0	0	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	0.38	0	0	0	0	0	0	0	0	0	7,217	7,217	0	0	0
CITIBANK, N.A. (2)	28/02/2002	2.42	0	0	0	0	0	0	0	0	0	112,887	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	119,009	123,433	129,135	64,878	64,878
CREDIT LYONNAIS (1)	16/10/2003	0.38	0	0	0	0	0	0	0	0	0	19,162	19,162	0	0	0
EXPORT DEVELOPMENT (1)	22/01/2002	0.50	0	0	0	0	0	0	0	0	0	3,264	0	0	0	0
EXPORT DEVELOPMENT (1)	22/10/2004	0.55	0	0	0	0	0	0	0	0	0	329,914	328,748	310,197	259,522	216,711
GENERALE BANK (1)	30/12/2002	1.00	0	0	0	0	0	0	0	0	0	117,692	0	0	0	0
GOLDMAN SACHS INT. (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	8,852	8,846	9,093	4,589	4,589
HELLER FINANCIAL INC (1)	15/06/2002	1.50	0	0	0	0	0	0	0	0	0	11,727	0	0	0	0
JP MORGAN CHASE BANK (1)	14/12/2003	0.88	0	0	0	0	0	0	0	0	0	0	4,114,035	0	0	0
JP MORGAN CHASE BANK (1)	20/12/2004	0.63	0	0	0	0	0	0	0	0	0	0	0	4,114,035	0	0
KREDITANSTALT FUR WIE (1)	15/12/2006	1.30	0	0	0	0	0	0	0	0	0	106,660	106,660	106,660	106,660	106,660
KREDITANSTALT FUR WIE (1)	30/11/2004	0.50	0	0	0	0	0	0	0	0	0	2,023	2,023	2,023	0	0
MARUBENI BENELUX (1)	31/07/2002	1.50	0	0	0	0	0	0	0	0	0	22,973	0	0	0	0
MARUBENI CORP (1)	11/03/2004	1.50	0	0	0	0	0	0	0	0	0	27,427	27,427	13,713	0	0
MERITA BANK PLC (1)	28/02/2005	1.50	0	0	0	0	0	0	0	0	0	107,879	107,879	85,023	0	0
MERITA BANK PLC (1)	19/11/2006	1.25	0	0	0	0	0	0	0	0	0	228,558	228,558	228,558	228,558	91,423

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
MITSUI & CO. LTD (1)	30/11/2006	1.58	0	0	0	0	0	0	0	0	0	49,864	49,864	49,864	49,864	49,864
NATEXIS BANQUE (2)	30/09/2021	2.00	0	0	0	0	0	0	0	0	0	11,319	11,953	11,978	11,978	150,849
NORDIC INVESTMENT BANK (1)	06/12/2008	1.10	0	0	0	0	0	0	0	0	0	0	91,423	91,423	91,423	91,423
PARIBAS BANK, N.Y. (1)	21/12/2003	0.88	0	0	0	0	0	0	0	0	0	233,941	33,095	0	0	0
PRIVATE EXPORT FUNDING (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	0	46,238	46,238	0	0	0
SKANDINAVISKA ENSKILDA (1)	14/12/2005	1.00	0	0	0	0	0	0	0	0	0	100,513	70,917	17,945	0	0
SKANDINAVISKA ENSKILDA (1)	31/10/2008	1.43	0	0	0	0	0	0	0	0	0	28,029	28,029	28,029	28,029	84,086
SOCIETE GENERALE N. Y. (1)	31/12/2003	0.44	0	0	0	0	0	0	0	0	0	18,265	18,265	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	11,801	11,792	12,122	6,118	6,118
SOCIETE GENERALE PARIS (1)	24/09/2004	0.75	0	0	0	0	0	0	0	0	0	139,332	81,773	40,453	17,382	641
SUMITOMO CORPORATION (1)	20/06/2005	1.25	0	0	0	0	0	0	0	0	0	109,252	85,877	73,154	47,556	17,340
BANK OF TOKYO-MITSUB (1)	28/06/2008	1.35	0	0	0	0	0	0	0	0	0	0	182,846	207,191	207,191	438,727
UNION BANK OF SWITZER (1)	28/11/2002	0.50	0	0	0	0	0	0	0	0	0	7,123	0	0	0	0
ARRENDADORA CITIBANK, (1)	26/06/2004	1.00	0	0	0	182,093	197,514	104,944	0	0	0	0	0	0	0	0
BANAMEX AGENCIA N. Y. (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	6,340	6,335	6,512	3,287	3,287
BANAMEX, S.A. (2)	04/01/2002	7.40	300,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	27/06/2005	1.00	0	0	0	147,415	159,364	172,293	89,361	0	0	0	0	0	0	0
BANCA SERFIN AGENCIA NY (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	3,167	3,272	3,417	1,718	1,718
BANCO BILBAO VIZCAYA (2)	27/05/2002	8.80	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA (1)	10/10/2005	1.00	0	0	0	165,204	176,433	188,446	201,300	0	0	0	0	0	0	0
BANCO INTERNACIONAL (1)	24/12/2006	0.81	0	0	0	20,748	20,733	21,312	10,756	10,756	0	0	0	0	0	0
BANCO SANTANDER MEX. (2)	10/01/2002	6.75	1,050,000	0	0	0		0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEX. (2)	23/01/2002	2.88	0	0	0	114,279	0	0	0	0	0	0	0	0	0	0
BANCOMER, S.A. DE C.V. (3)	22/05/2004	0.08	1,200,000	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANK OF TOKYO-MITSUBISHI (2)	02/08/2002	8.93	90,000	0	0	0		0	0	0	0	0	0	0	0	0
CITIBANK MEXICO, S.A. (1)	26/06/2006	0.88	0	0	0	86,484	178,220	185,474	193,041	99,459	0	0	0	0	0	0
HEWLETT PACKARD MEX (2)	27/11/2005	8.00	0	0	0	33,005	33,005	33,005	8,251	0	0	0	0	0	0	0
SCOTIABANK INVERLAT S A (2)	11/07/2002	6.78	500,000	0	0	0		0	0	0	0	0	0	0	0	0
TESORERIA DE LA FED (1)	24/12/2006	0.81	0	0	0	39,925	40,394	41,769	21,049	21,049	0	0	0	0	0	0

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
AB SVENK EXPORTKREDIT (1)	30/06/2002	1.00	0	0	0	0	0	0	0	0	0	6,027	0	0	0	0
INBURSA (3)	01/03/2004	0.20	5,948	7,686	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			3,945,948	507,686	0	789,153	805,663	747,243	523,758	131,264	0	4,077,087	7,855,217	7,466,563	2,921,089	4,190,149
PRIVATE PLACEMENTS																
UNSECURED DEBT																
INVERSORA BURSATIL (2)	31/01/2002	8.03	8,675,123	0	0	0	0	0	0	0	0	0	0	0	0	0
INVERSORA BURSATIL (2)	26/10/2007	11.69	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
INVERSORA BURSATIL (4)	26/10/2007	0.90	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CREDIT SUISSE FIRST B (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	0	4,571,150
MERRILL LYNCH / J.P. MOR (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	0	9,142,300
SALOMON S. / J. P. MOR (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	0	0	9,142,300	0	0
TOTAL STOCK EXCHANGE			8,675,123	4,250,000	0	0	0	0	0	0	0	0	0	9,142,300	0	13,713,450

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
S26 OTROS PASIVOS CIRCULANTE			17,307,170	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			17,307,170	0	0	0	0	0	0	0	0	0	0	0	0	0
			29,928,241	4,757,686	0	789,153	805,663	747,243	523,758	131,264	0	4,077,087	7,855,217	16,608,863	2,921,089	17,903,599

NOTES

INTEREST RATES:
(1) LOANS WITH VARIABLE INTEREST RATE, LIBOR PLUS POINTS INDICATED IN THE "INTEREST RATE COLUMN".
(2) LOANS WITH FIXED INTEREST RATE.
(3) LOANS WITH VARIABLE INTEREST RATE, TIIE PLUS POINTS INDICATED IN THE "INTEREST RATE COLUMN".
(4) LOANS WITH VARIABLE INTEREST RATE, CETES PLUS POINTS INDICATED IN THE "INTEREST RATE COLUMN".

THE SUPPLIERS' CREDITS ARE RECLASIFIED TO BANKS LOANS BECAUSE IN THIS DOCUMENT, SIFIC/ICS, LONG TERM OPENING TO SUPPLIERS' DOES NOT EXIST.

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **4** YEAR: **2001**

TELEFONOS DE MEXICO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	1,140,793	10,688,558	0	0	10,688,558
OTHER	1,500,298	14,264,689	0	0	14,264,689
TOTAL	**2,641,091**	**24,953,247**			**24,953,247**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	559,420	5,238,425	0	0	5,238,425
INVESTMENTS	0	0	0	0	0
OTHER	872,253	8,126,217	0	0	8,126,217
TOTAL	**1,431,673**	**13,364,642**			**13,364,642**
NET BALANCE	**1,209,418**	**11,588,605**			**11,588,605**
FOREING MONETARY POSITION					
TOTAL ASSETS	**265,775**	**2,429,793**	0	0	**2,429,793**
LIABILITIES POSITION	**5,703,733**	**52,145,244**	**23,811**	**217,692**	**52,362,936**
SHORT TERM LIABILITIES POSITION	530,511	4,850,093	1,766	16,147	4,866,240
LONG TERM LIABILITIES POSITION	5,173,222	47,295,151	22,045	201,545	47,496,696
NET BALANCE	**(5,437,958)**	**(49,715,451)**	**(23,811)**	**(217,692)**	**(49,933,143)**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

EXCHANGE RATES USED:

TRADE BALANCE IN FOREIGN EXCHANGE:
THE AVERAGE MONTLY EXCHANGE RATES PUBLISHED BY BANCO DE MEXICO.

ASSETS AND LIABILITIES IN FOREIGN CURRENCY:
EXCHANGE RATES AT END OF THE MONTH.

SOURCE	CURRENCY MONEY	E.R.
DOLLAR (U.S.)	5,703,733	9.1423
FRENCH FRANC (F.F.)	176,483	1.2335

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	36,175,877	91,358,866	(55,182,989)	0.55	303,506
FEBRUARY	30,471,401	83,398,531	(52,927,130)	0.07	(37,049)
MARCH	30,843,996	82,450,698	(51,606,702)	0.63	325,122
APRIL	30,911,861	82,653,521	(51,741,660)	0.50	258,708
MAY	33,932,550	85,440,057	(51,507,507)	0.23	118,467
JUNE	29,537,893	88,374,381	(58,836,488)	0.24	141,208
JULY	30,266,140	85,414,578	(55,148,438)	0.26	(143,386)
AUGUST	30,619,856	85,503,109	(54,883,253)	0.59	323,811
SEPTEMBER	30,343,803	84,194,077	(53,850,274)	0.93	500,808
OCTOBER	32,267,796	85,118,502	(52,850,706)	0.45	237,828
NOVEMBER	31,200,923	82,802,127	(51,601,204)	0.38	196,085
DECEMBER	34,309,080	85,049,015	(50,739,935)	0.14	71,036
ACTUALIZATION:	0	0	0	0.00	42,832
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	(71,861)
OTHER	0	0	0	0.00	(110,735)
TOTAL					**2,156,380**

NOTES

The monts of February and July had deflation. The format SIFIC/ICS does not accept negative signs in the montly inflation column.

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
DOES NOT APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
DOES NOT APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NOT AVAILABLE		0	0

NOTES

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **4** YEAR: **2001**
TELEFONOS DE MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO DISPONIBLE					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOCAL SERVICE		0	0	52,419,607			
LONG DISTANCE SERVI		0	0	35,525,451			
INTERCONNECTION		0	0	14,708,101			
OTHERS		0	0	5,914,554			
TOTAL				08,567,713			

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SETTLEMENT		0	0	2,399,227			
TOTAL				2,399,227			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 60,849,356

Number of shares Outstanding at the Date of the NFEA: 14,010,000,000
(Units)

X ARE THE FIGURES FISCALLY AUDITED? X ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1ER.	AA-AL	13,848,361,090.00	31/03/2001	1,566,222.00
2DO.	AA-AL	13,437,923,320.00	30/06/2001	0.00
3ER.	AA-AL	13,292,797,020.00	30/09/2001	1,631,504.00
4TO.	AA-AL	13,164,847,668.00	31/12/2001	1,620,995.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	17,728,978
- DETERMINED INCOME	656,438
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	1,758,941
- DETERMINED RFE	15,853,440
- NON DEDUCTABLES	116,597
NFE OF PERIOD :	-656,438

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 63,458,539

Number of shares Outstanding at the Date of the NFEA: 13,164,847,668
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000**	6,984,047
Number of Shares Outstanding at the Date of the NFEAR: (Units)	14,010,000,000

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
2DO.	AA-AL	13,437,923,320.00	30/06/2001	1,660,458.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	17,728,978
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	1,758,941
- NON-DEDUCTABLES	116,597
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	15,853,440
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9,286
NFER FROM THE PERIOD	10,305,053

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001	15,035,892
Number of shares Outstanding at the Date of the NFEAR (Units)	13,164,847,668

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **4** YEAR: **2001**
TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.02500	0	312,731,840			312,731,840	7,818	
AA	0.02500	0	4,306,767,010		4,306,767,010		107,669	
L	0.02500	0	8,545,348,818			8,545,348,818	213,634	
TOTAL			**13,164,847,668**	**0**	**4,306,767,010**	**8,858,080,658**	**329,121**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
13,164,847,668
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
L	845,152,332	15.74750	15.73390

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. ADOLFO CEREZO PEREZ **CHIEF FINANCIAL OFFICER**	**C.P. EDUARDO ROSENDO GIRARD** **COMPTROLLER**

MEXICO, D.F., AT FEBRUARY 12 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: TELMEX FECHA: 12/02/2002 13:26

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	TELEFONOS DE MEXICO, S.A. DE C.V.
DOMICILIO:	PARQUE VIA 198
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	52 22 12 12
FAX:	
E-MAIL:	
DIRECCION DE INTERNET:	

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	TME840315KT6
DOMICILIO FISCAL:	PARQUE VIA 198
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 - 5° PISO OFIC. 501
COLONIA:	CUAHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	52 22 53 95
FAX:	52 50 80 54

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING. CARLOS SLIM HELU
DOMICILIO:	AV. PASEO DE LAS PALMAS NO. 736
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	56 25 49 00
FAX:	55 92 32 70
E-MAIL:	

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. JAIME CHICO PARDO
DOMICILIO:	PARQUE VIA 190 - 10°. PISO OFIC. 1001
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599

CLAVE DE COTIZACION: TELMEX FECHA: 12/02/2002 13:26

CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	55 46 15 46 Y 52 22 51 52
FAX:	57 05 00 39
E-MAIL:	

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. ADOLFO CEREZO PEREZ
DOMICILIO:	PARQUE VIA 190 - 10°. PISO OFIC. 1016
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	52 22 57 80 Y 52 22 51 44
FAX:	52 55 15 76
E-MAIL:	acerezo@telmex.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 - 5° PISO OFIC. 501
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:	erosendo@telmex.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INTEGRACION CONTABLE CORPORATIVA
NOMBRE:	C.P. WALTERIO FLORES ARIAS
DOMICILIO:	PARQUE VIA 198 - PISO 5° OFIC. 503
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	52 22 18 04 52 22 18 03
FAX:	57 05 07 29
E-MAIL:	wflores@telmex.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. SERGIO F. MEDINA NORIEGA
DOMICILIO:	PARQUE VIA 190 - 2°. PISO OFIC. 202
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	52 22 14 25 52 22 57 42
FAX:	55 46 43 74
E-MAIL:	smedina@telmex.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION

CLAVE DE COTIZACION: TELMEX FECHA: 12/02/2002 13:26

NOMBRE:	LIC. SERGIO F MEDINA NORIEGA
DOMICILIO:	PARQUE VIA 190 - 2°. PISO OFIC. 202
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	52 22 14 25 52 22 57 42
FAX:	55 46 43 74
E-MAIL:	smedinan@telmex.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACION CON INVERSIONISTAS
NOMBRE:	LIC. ALEJANDRO MARTINEZ ALTAMIRANO
DOMICILIO:	PARQUE VIA 198 - 7°. PISO OFIC. 701
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO D.F. D.F.
TELEFONO:	57 03 39 90
FAX:	55 45 55 50
E-MAIL:	AMALTAMI@telmex.com y ri@telmex.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 , 5ª PISO OFIC. 501
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:	erosendo@telmex.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE VALORES
NOMBRE:	ACT. TERESA CURRIELCHE CRUZ
DOMICILIO:	PARQUE VIA 198 - 2º PISO OFIC. 201
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	52 22 55 34
FAX:	52 54 59 55
E-MAIL:	tcurriel@telmex.com